SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 25, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Name	Brasil Telecom S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Narcélio Simões do Amaral E-mail: ri@brasiltelecom.com.br Phone: +55 61 3415-1140 Fax: +55 61 3415-1315
Newspapers for Company Releases	Valor Econômico (national edition) Jornal de Brasília (Brasília) Diário Oficial da União

Annual Financial Statements, including MD&A, relative to December 31, 2007.
EVENT	DATE
Available to shareholders	January 29, 2008
Publishing in newspapers	January 31, 2008
Filing with Bovespa	January 29, 2008

Annual Financial Statements to CVM – DFP, relative to December 31, 2007.
EVENT	DATE
Filing with Bovespa	January 29, 2008

Dividends and Interest on Shareholders’ Equity, relative to December 31, 2007
Type	Event – Date	Amount (R$million)	R$/1,000 shares (Gross)		Date of Payment
			Common	Preferred
Interest on own Capital	Board of Directors’ Meeting – January 30, 2007	245.0	0.447674858	0.447674858	To Be Defined
Interest on own Capital	Board of Directors’ Meeting – December 14, 2007	105.4	0.192591552	0.192591552	To Be Defined

Annual Information to CVM – IAN, relative to December 31, 2007.
EVENT	DATE
Filing with Bovespa	April 18, 2008

Quarterly Press Release Information
EVENT	DATE
Filing with Bovespa
Fourth Quarter 2007	January 29, 2008
First Quarter 2008	April 22, 2008
Second quarter 2008	July 22, 2008
Third quarter 2008	October 21, 2008

Quarterly Information to CVM – ITR
EVENT	DATE
Filing with Bovespa
First Quarter 2008	April 22, 2008
Second quarter 2008	July 22, 2008
Third quarter 2008	October 21, 2008

General Shareholders’ Meeting
EVENT	DATE
Publishing of Summons Notice	January 30, 31 and
February 01, 2008
Filing of Summons Notice with Bovespa	January 29, 2008
General Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

Extraordinary Shareholders’ Meetings already scheduled
EVENT	DATE
Publishing of Summons Notice	January 30, 31 and
February 01, 2008
Filing of Summons Notice with Bovespa	January 29, 2008
Extraordinary Shareholders’ Meeting	March 18, 2008
Filing of the minutes with Bovespa	March 18, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.